Grupo Casa Saba                                                                                     July 26, 2006

Operating income rose 13.4% and Net Income 6.8%

(All figures expressed in this document are in millions of pesos using the purchasing power as of June 30, 2006. Variations expressed compare the current quarter with the same period in 2005, except when specified. Figures may vary as a result of rounding. “b.p.” stands for basis points.)

Financial Highlights:

  Quarterly sales increased 5.89%, amounting to $5,504.43 million
  Cost of sales rose 6.27% in the quarter
  Gross margin decreased 32 b.p. from 2Q05 to 9.24%
  Operating expenses decreased 3.49% in the quarter
  Operating income rose 13.39% from 2Q05
  Operating margin grew in the quarter by 23 b.p. to 3.50%
  Operating income plus depreciation and amortization reached $217.31 million, increasing 9.89% from 2Q05; its margin rose from 3.80% in 2Q05 to 3.95% in 2Q06
  Net income during the quarter increased by 6.78%
  No cost-bearing liabilities were registered during the quarter
  Company’s cash position increased 37.23% from 2Q05 to $627.43 million

Mexico City, July 26, 2006. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2006.

QUARTERLY RESULTS

NET SALES

Grupo Casa Saba’s total sales during the second quarter grew in all divisions when compared to the same 2005 quarter.

Sales of Private Pharma continued to be the engine of growth for the Group, showing an increase of 5.85% when compared to the second quarter of 2005. The distribution of pharmaceutical products had a positive performance during 2Q06, which along with the commercial and market penetration strategies implemented by GCS for several quarters now, contributed to our sales result.

Government Pharma continued, as it did in previous quarters, registering the highest growth rate among our divisions, increasing 24.25% when compared to 2Q05. This significant increase owes to a higher participation in public biddings of PEMEX and other state-owned health institutions.

GCS’ total sales in the quarter increased 5.89% when compared to 2Q05.

In all our divisions, including Private Pharma, an important competition remained. Consequently, our service, our product catalog, offers and discounts given to our clients, were key to improve our sales.

As a result of our commercial strategies during the quarter, which focused on increasing GCS’s participation in all of the markets where it has operations, we increased the amount of discounts and offers given to our clients in almost every division, affecting our gross margin in 2Q06 by 32 b.p. Even when our gross margin decreased, GCS was able to increase its gross income by 2.28% when compared to 2Q05.

Our efficient operation allowed us to reduce our expenses to total sales by 55 b.p. when compared to 2Q05, while in terms of pesos the decrease was 3.49% when compared to 2005 second quarter.

As a result of greater sales and operating efficiency, we were able to absorb expenses, which compensated for the loss of gross margin. Consequently, GCS’s operating income significantly increased by 13.39% when compared to 2Q05.

On June 21, and following GCS’s commitment to distribute part of its generated income to its shareholders, a cash dividend of $150.0 million was paid, exceeding by 25% that distributed in 2005.

In GCS we are committed to improving operating efficiency and increasing the market share in the markets where we operate.

SALES BY DIVISION:

PRIVATE PHARMA

During the second quarter of 2006, sales in our Private Pharma division were fueled by the pharmaceutical distribution private market’s positive performance when compared to 2Q05 along with GCS’s competitive market share.

Private Pharma’s sales represented 82.99% of the group’s total sales, decreasing its contribution slightly when compared to 83.02% of 2Q05.

GOVERNMENT PHARMA

As in previous quarters, Government Pharma continued showing a high growth rate with sales increasing 24.25% when compared to 2Q05. The positive performance basically stems from a higher participation in biddings by PEMEX along with greater sales to state-owned health institutions.

The strong growth rate reported by this division allowed it to increased its contribution to total sales to 3.63% in 2Q06 from 3.09% in 2Q05.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

During the quarter, this division grew in all its subdivisions, among which it’s worth noting the sales of food products, which increased by 13.4%, being fueled by promotions related to Germany’s 2006 World Cup. As a whole, the division grew 1.74% when compared to 2Q05.

When compared to total sales, this division decreased its participation to 9.59% in 2Q06 from 9.98% in 2Q05.

PUBLICATIONS

Citem, our publications division, increased its sales during the quarter by 2.66% when compared to the same year ago period. The growth was triggered by higher sales of magazines, both sport magazines related to the World Cup and also political magazines. A growth was also registered in albums and stickers related to Germany’s 2006 World Cup. Higher sales of these products were offset by the Holy Week effect, which fell in April, and affected CITEM’s comparative figures.

The Publications’ participation to total sales decreased to 3.79% in 2Q06 from 3.91% in 2Q05.

                                         Division                           % of Sales
                                   Private Pharma                         82.99%
                               Government Pharma                     3.63%
                   Health, Beauty, Consumer Goods,
                    General Merchandise and Other             9.59%
                                      Publications                             3.79%

                                         TOTAL                                 100.00%

GROSS INCOME

The gross margin in 2Q06 decreased 32 basis points to 9.24% as the gross income increase of 2.28% was lower than the growth in sales of 5.89%.

A lower gross margin during the quarter reflects the implementation of our commercial strategies, which sought to increase our offers and/or discounts given to clients in practically every division of the Group.

OPERATING EXPENSES

GCS’s continued operating under a strict cost and expenses control. In addition, the Company continued to implement efficiency programs in its warehouse management and operations in general, which allowed it to increase the level of service and turnaround time to customers while it eliminates inefficiencies. The implementation of such policies has allowed us to reduce the operating expenses of the Group by 3.49%. With sales increasing 5.89%, the ratio between operating expenses and sales decreased by 55 b.p. from 6.29% in 2Q05 to 5.74% in 2Q06.

OPERATING INCOME

Operating income increased 13.39% as a result of sales growth and lower operating expenses, which compensated for the reduction in the gross margin. Operating margin increased 23 b.p. from 3.27% in 2Q05 to 3.50% in 2Q06.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization of the Group in 2Q06 grew 9.89% when compared to 2Q05 to $217.31 million.

Operating income plus depreciation and amortization margin increased 15 b.p., from 3.80% in 2Q05 to 3.95% in 2Q06, despite the quarterly decrease of 11.57% in depreciation and amortization, resulting from the sale of several transportation units that were over four years old and the replacement of computer equipment that was considered obsolete.

CASH AN COST-BEARING LIABILITIES

GCS’s balance remained free of cost-bearing liabilities during the second quarter of the year, as it has been since 3Q04.

In the quarter cash and cash equivalents totaled $627.43 million pesos, which is 37.23% above those registered in 2005’s second quarter. It is worth mentioning that the increase in cash and cash equivalents occurred despite the cash dividend of $150.00 million distributed in June.

COMPREHENSIVE COST OF FINANCING

During the second quarter, the comprehensive cost of financing of GCS generated an income of $8.51 million, which is superior to the income of $5.44 million registered in 2Q05. A greater income derived from our net monetary position along with the income generated by the change of the foreign exchange rate rather than the loss recorded in 2Q05 explained part of the comprehensive cost of financing during the quarter.

Interest paid, which take into account mainly commissions derived from banking services, also decreased by 21.57%.

OTHER EXPENSES/INCOME

Other expenses/income showed an increase of 28.97% when compared to 2Q05, totaling a net income of $13.75 million. It is worth mentioning that in this item expenses and income from non core operations are registered, among which is the sale of transportation equipment.

TAX PROVISIONS

Tax provisions for the quarter increased by 53.41% when compared to 2Q05, totaling $53.65 million pesos. This increase mainly stems from deferred income taxes.

NET INCOME

Net income before taxes for the quarter presented a higher growth of 15.54%; however, given a higher tax provision, net income grew 6.78% when compared to 2Q05, reaching $161.36 million. The ratio of sales to net income increased from 2.91% in 2Q05 to 2.93% in 2Q06.

WORKING CAPITAL

During the second quarter of 2006, the days in accounts receivable reduced when compared to 2Q05 in 0.2 days, reaching 56.9 days. Inventory days, on the other hand, decreased in the quarter by 0.3 days to 48.0 days. Accounts payable days, on the contrary, increased by 2.80 days to 47.2 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:

GRUPO CASA SABA                                        IR Communications:
Jorge Sanchez, IR                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                           +52 (55) 5644-1247
jsanchez@casasaba.com                                  jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com